                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            COMSTOCK RESOURCES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.50 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    205768203
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           CAMBRIDGE INVESTMENTS, LTD.
                              600 Montgomery Street
                                   27th Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 627-3017
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                 August 7, 1997
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 8 Pages


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- -------------------------------------------------------------------------------
CUSIP No. 205768203                   13D
- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Cambridge Investments, Ltd.
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                00
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                U.S.A.
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,233,000 shares of Common Stock (See Item 5)
BENEFICIALLY   |-----|--------------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |       0
 REPORTING     |-----|--------------------------------------------------------
PERSON WITH    |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,233,000 shares of Common Stock (See Item 5.)
               |-----|--------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,233,000 shares of Common Stock (See Item 5.)
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.1% of Common Stock  (See Item 5)
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IA
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                Page 2 of 8 Pages


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                                  SCHEDULE 13D


                  This Schedule 13D is being filed on behalf of Cambridge Investments, Ltd., a California corporation ("Cambridge"), registered as an investment advisor in the State of California, regarding shares of Comstock Resources, Inc. acquired on behalf of certain of its clients.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, $0.50 par value

                  Issuer: Comstock Resources, Inc. (the "Issuer") 5005 LBJ Freeway - Suite 1000
                                Dallas, TX  75244
                                (214) 701-2000


Item 2.           Identity and Background

                  Cambridge Investments, Ltd., a California corporation ("Cambridge"), is registered as an investment advisor in the State of California and provides investment management services to private individuals and institutions. Cambridge's contracts with its clients generally provide that Cambridge is responsible for designing and implementing either the client's overall investment strategy or the strategy of a client's portfolio managed by Cambridge; for conducting direct portfolio management strategies to the extent Cambridge determines that it is appropriate to utilize its own portfolio management capabilities. Cambridge is located at 600 Montgomery Street, San Francisco, California 94111. Cambridge has not been convicted in a criminal proceeding during the last five (5) years. Cambridge is not, and during the past five (5) years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. John R. Tozzi ("JRT") is the sole shareholder, director and principal of Cambridge. His business address is 600 Montgomery Street, San Francisco, California 94111. JRT's principal occupation is investment management and he is a United States citizen. During the past five (5) years, JRT has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.



                                Page 3 of 8 Pages


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Item 3.           Source and Amount of Funds

                  Cambridge, through Cambridge Energy, L.P. ("CELP"), Cambridge Energy Fund International Ltd. ("CEF") Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), Palamundo, LDC ("Palamundo"), Quantum Partners, LDC ("QP") and Cambridge (collectively, the "Funds"), has invested approximately $10,843,846.17 in Common Stock of the Issuer as described in Item 5 below. CELP, CEF, COG, COG Int'l., Palamundo, QP and Cambridge have invested approximately $3,770,361.72, $3,532.879.71, $955,534.00, $237,334.38, $48,456.00, $1,786,706.95 and $512,573.41,
respectively. The source of these funds was the respective working capital of each of the Funds. JRT may be deemed to have invested directly and indirectly approximately $1,677,527.26 in Common Stock of the Issuer as described in Item 5 below.


Item 4.           Purpose of the Transaction

                  Cambridge has acquired shares of Common Stock reported in Item 5(c) hereof over the last sixty (60) days, and prior thereto, for portfolio investment purposes only, and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Cambridge reserves the right to acquire, or dispose of, additional securities of the Issuer or any of its securities in the ordinary course of business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Other than as described above, Cambridge does not have plans or proposals which would result in any of the following:

               1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

               5) any material change in the present capitalization or dividend policy of the Issuer;

               6) any other material change in the Issuer's business or corporate structure;


                                Page 4 of 8 Pages


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               7)   changes in the Issuer's charter, by-laws or instruments
                    corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               8) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

               9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               10)  any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer

                  (a) Cambridge is the beneficial owner of 1,233,000 shares of Common Stock, or 5.1% shares of the shares outstanding. Of the 1,233,000 shares of Common Stock described above, (i) 415,200 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (ii) 350,116 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (iii) 76,300 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 20,850 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l.; (v) 11,234 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Palamundo; (vi) 158,200 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of QP; and (vii) 46,300 are deemed beneficially owned by Cambridge in its capacity as investment advisor for its institutional account. JRT, directly and indirectly, may be deemed the beneficial owner of 154,800 shares of Common Stock or, in the aggregate, 0.6% of the shares outstanding.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Cambridge on August 15, 1997 is based on 24,200,000 outstanding shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 1997.

                  (b) Cambridge has the sole power to vote and dispose of the shares of Common Stock held for the institutional accounts of CELP, CEF, COG, COG Int'l., Palamundo, QP and Cambridge, respectively. JRT has the sole power to vote and dispose of the 154,800 shares of Common Stock held by him directly or through an entity established for the benefit of his family.


                                Page 5 of 8 Pages


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                  (c) The transactions in the Issuer's securities by Cambridge over the last sixty (60) days are listed as Annex A attached hereto and made apart hereof.

                  (d) The Funds, respectively, and the entity established for the benefit of JRT's family have the right to participate in the receipt of dividends from, or proceeds from the sale of securities held on behalf of such funds.

                  (e)    Not Applicable.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable.


Item 7.           Material to be Filed as Exhibits

                  Not Applicable

                                Page 6 of 8 Pages


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                                               CRK

================================================================================================================================
         DATE                   TRANS                          SHARES                     PRICE              ACCOUNT
                                (A/D)                                             ($)
- --------------------------------------------------------------------------------------------------------------------------------
       07/03/97                   D                              500                       10.25            Palamundo
- --------------------------------------------------------------------------------------------------------------------------------
       07/25/97                   A                           10,000                      10.875              JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       07/25/97                   A                           10,000                      10.875           COG Int'l.
- --------------------------------------------------------------------------------------------------------------------------------
       07/25/97                   A                           15,000                      10.875               COG
- --------------------------------------------------------------------------------------------------------------------------------
       07/28/97                   A                           60,000                        10.5              JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/01/97                   A                           34,100                     10.9191               QP
- --------------------------------------------------------------------------------------------------------------------------------
       08/01/97                   A                           10,000                     10.9191              JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/04/97                   A                           46,300                     11.0707               CIL
- --------------------------------------------------------------------------------------------------------------------------------
       08/04/97                   A                           20,000                     11.0707              JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/04/97                   A                           46,300                     11.0707               JRT
- --------------------------------------------------------------------------------------------------------------------------------
       08/05/97                   A                            3,500                     11.4211              JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/05/97                   A                            3,500                     11.1982               QP
- --------------------------------------------------------------------------------------------------------------------------------
       08/05/97                   A                           17,900                     11.4211               QP
- --------------------------------------------------------------------------------------------------------------------------------
       08/06/97                   A                           12,700                     11.4375               QP
- --------------------------------------------------------------------------------------------------------------------------------
       08/07/97                   A                           90,000                     11.3942               QP
- --------------------------------------------------------------------------------------------------------------------------------
       08/08/97                   A                            5,000                      11.125              JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/14/97                   A                            5,850                     11.9375           COG Int'l.
- --------------------------------------------------------------------------------------------------------------------------------
       08/14/97                   A                            5,850                     11.9375            Palamundo
- --------------------------------------------------------------------------------------------------------------------------------
       08/15/97                   A                            5,000                       11.75           COG Int'l.
- --------------------------------------------------------------------------------------------------------------------------------
       Subtotal:
================================================================================================================================

* These transactions relate to shares held by JRT and any entity established for the benefit of his family.

                                Page 7 of 8 Pages


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Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 4, 1997


                                                 CAMBRIDGE INVESTMENTS, LTD.


                                                 By: /s/ Jocelyn E. Weingart
                                                     ---------------------------
                                                     Jocelyn E. Weingart,
                                                     Vice President

                                Page 8 of 8 Pages